UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, and accepted for processing on June 11, 2024, it is hereby stated that in accordance with the prior announcement of the Offer and as a consequence of the interim dividend against the 2025 financial year results in the gross amount of €0.07 per share paid by Banco Sabadell to its shareholders today, the consideration for the Offer must be adjusted with the ex dividend date (August 27, 2025).

Therefore, after applying the adjustment in the terms set forth in the prior announcement, the consideration offered by BBVA to the shareholders of Banco Sabadell under the Offer is adjusted to one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point five four eight three (5.5483) ordinary shares of Banco Sabadell.

This adjustment, as outlined in the prior announcement of May 9, 2024, is intended to maintain the economic terms of the Offer equivalent, following the dividend payments made by Banco Sabadell.

Madrid, August 29, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 29, 2025	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A